January 6, 2010

Mr. Jeffrey Gordon
Staff Accountant
Division of Corporation Finance
United States Securities and Exchange Commission
Washington, DC 20549-7010

RE:           DXP Enterprises, Inc.
Form 10-K for Fiscal Year Ended December 31, 2008
Form 10-Q for the period ended March 31, 2009
Schedule 14A filed on April 29, 2009
File No. 0-21513

Dear Mr. Gordon:

I have reviewed the comments contained in your letter to me dated August 24, 2009.  My responses are keyed to your comments.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2008

Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 11.

Goodwill and Long-lived Asset Recovery, page 32

1.	Following are the example disclosures regarding accounting for long-lived assets, goodwill and intangible assets which will be included in future filings:

Long-Lived Assets and Goodwill

Long-lived assets, including property, plant and equipment and amortizable intangible assets, comprise a significant portion of our total assets. We evaluate the carrying value of long-lived assets when impairment indicators are present or when circumstances indicate that impairment may exist under the provisions of authoritative guidance. When management believes impairment indicators may exist, projections of the undiscounted future cash flows associated with the use of and eventual disposition of long-lived assets held for use are prepared. If the projections indicate that the carrying values of the long-lived assets are not recoverable, we reduce the carrying values to fair value. For long-lived assets held for sale, we compare the carrying values to an estimate of fair value less selling costs to determine potential impairment. We test for impairment of long-lived assets at the lowest level for which cash flows are measurable. These impairment tests are heavily influenced by assumptions and estimates that are subject to change as additional information becomes available.

We review goodwill for impairment annually during our fourth fiscal quarter or more frequently if certain impairment indicators arise under the provisions of authoritative guidance. We review goodwill at the reporting level unit, which is one level below an operating segment. We review the carrying value of the net assets of each reporting unit  to the net present value of estimated discounted future cash flows of the reporting unit. If the carrying value exceeds the net present value of estimated discounted future cash flows, an impairment indicator exists and an estimate of the impairment loss is calculated. The fair value calculation includes multiple assumptions and estimates, including the projected cash flows and discount rates applied. Changes in these assumptions and estimates could result in goodwill impairment that could materially adversely impact our financial position or results of operations.

Item 9A – Controls and Procedures, page 47

2.	In response to comment 13 of your letter August 24, 2009, DXP will amend our filing to include the following attestation report:

Report Of Independent Registered Public Accounting Firm on Internal Controls

To the Board of Directors and Shareholders of
   DXP Enterprises, Inc., and Subsidiaries
Houston, Texas

We have audited DXP Enterprises, Inc.’s (the “Company”) internal control over financial reporting based upon criteria established in Internal Control — Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk.  Our audit also included performing such other procedures as we considered necessary in the circumstances.  We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of consolidated financial statements for external purposes in accordance with accounting principles generally accepted in the United States of America. A company’s internal control over financial reporting includes those policies and procedures that (i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (ii) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with accounting principles generally accepted in the United States of America, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis.  The following material weakness has been identified and included in management’s assessment:

The Company did not maintain an effective general computer control environment.  The following areas of general computer controls were found to be deficient in design as adequate documentation was not maintained for testing purposes:

1)	Security and access to key financial spreadsheets

2)	Access to and segregation of duties in key financial applications

3)	Backup and recovery of financial data

4)	Systems development and change management

5)	Incident management

6)	Security monitoring

As a result of the ineffective general computer control environment, the purchasing, accounts payable, inventory, fixed assets, revenue and payroll processes which are highly dependent on automated controls were found to be deficient in design and therefore ineffective.

These material weaknesses were considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2008 financial statements, and this report does not affect our report dated December ___. 2009 on those financial statements.

In our opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, DXP Enterprises, Inc. has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of DXP Enterprises, Inc. as of December 31, 2008 and 2007, and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the years in the three year period ended December 31, 2008. Our report thereon dated December ____, 2009 expressed an unqualified opinion.

Hein & Associates LLP
Houston, Texas

December ____, 2009

DXP will also amend our filing to include the following Management’s Report on Internal Control Over Financial Reporting:

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company has assessed the effectiveness of its internal control over financial reporting as of December 31, 2008 based on criteria established by Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO Framework”).  The Company’s management is responsible for establishing and maintaining adequate internal controls over financial reporting.  The Company’s independent registered public accountants that audited the Company’s financial statements as of December 31, 2008, have issued an attestation report on the Company’s internal control over financial reporting, which appears on page 21.

Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.  A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.  Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements.  Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

The Company’s assessment of the effectiveness of its internal control over financial reporting included testing and evaluating the design and operating effectiveness of its internal controls.  Management identified the following material weakness:

The Company did not maintain an effective general computer control environment.  The following areas of general computer controls were found to be deficient in design as adequate documentation was not maintained for testing purposes:

1.	Security and access to key financial spreadsheets
2.	Access to and segregation of duties in key financial applications
3.	Backup and recovery of financial data
4.	Incident management
5.	Security monitoring

As a result of the ineffective general computer control environment, the purchasing, accounts payable, inventory, fixed assets, revenue and payroll processes which are highly dependent on automated controls were found to be deficient in design and therefore ineffective.

In management’s opinion, because of the effect of the material weakness described above on the achievement of the objectives of the control criteria, the Company has not maintained effective internal control over financial reporting as of December 31, 2008, based on criteria established in the COSO Framework.

The Company has excluded PFI, LLC and the business of Falcon Pump from its assessment of internal control over financial reporting as of December 31, 2008.  PFI, LLC and the business of Falcon Pump were acquired by the Company in purchase business combinations during 2008.  The total assets and revenues of PFI, LLC and the business of Falcon Pump represents approximately 23% and 3%, respectively, of the related consolidated financial statement amounts as of and for the year ended December 31, 2008.

/s/ David R. Little                                                      /s/ Mac McConnell
David R. Little                                                                                            Mac McConnell
Chairman of the Board and                                                                      Senior Vice President/Finance and
Chief Executive Officer                                                                             Chief Financial Officer

Item 15 – Exhibits, Financial Statement Schedules, page 49

3.	On September 23, 2009, DXP filed all of the exhibits and the schedules to the Credit Agreement dated August 28, 2008.

FORM 10-Q FOR THE PERIOD ENDED MARCH 31, 2009

Item 6 – Exhibits

Exhibit 32.1 – Certification of Chief Executive Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002

4.	On September 23, 2009, DXP amended our Form 10-Q for the period ended March 31, 2009 to include Section 906 certifications with the correct dates.

Please contact me at 713-996-4897 if you have any questions regarding this letter or to confirm that the staff will have no further comments of our filing.

Sincerely,

/s/ Mac McConnell
Mac McConnell
Senior Vice President & CFO

MM:sb